January 25, 2024

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Michael Pawluk, Esq.

Senior Special Counsel

Division of Investment Management

Disclosure Review and Accounting Office

Re:	The Guardian Insurance & Annuity Company

Registration Statement on Form S-1

File No. 333-272291

Dear Mr. Pawluk:

This letter responds to the Staff’s request for a supplemental explanation of the basis for The Guardian Insurance & Annuity Company (“GIAC” or the “Company”) filing audited financial statements prepared in accordance with statutory accounting principles (“SAP”) in place of financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in a Pre-Effective Amendment to the above-referenced Registration Statement on Form S-1 in satisfaction of the financial information required by Form S-1.

Form S-1 requires the financial statements and other financial information furnished in a registration statement to meet the requirements of Regulation S-X (17 CFR Part 210). Article 4 of Regulation S-X sets forth the general financial statement requirements. More specifically, Rule 4-01(a)(1) under Regulation S-X states that “financial statements filed with the Commission which are not prepared in accordance with [GAAP] will be presumed to be misleading or inaccurate, despite footnote or other disclosures, unless the Commission has otherwise provided.” (emphasis added). In GIAC’s case, the Commission has otherwise provided explicit relief from this presumption under Article 7 of Regulation S-X.

In this regard, Article 7 sets forth standards and requirements applicable to financial statements filed for insurance companies. Rule 7-02(a) expressly provides that the requirements of the general rules in Articles 1 through 4 of Regulation S-X—including Rule 4-01—shall be applicable except where they differ from the requirements of Article 7. Importantly, Rule 7-02(b) states that “financial statements filed for mutual life insurance companies and wholly owned stock insurance company subsidiaries of mutual life insurance companies may be prepared in accordance with [SAP].” (emphasis added).

GIAC falls squarely under the exception built into Rule 7-02(b), as follows:

•

GIAC is a stock life insurance company incorporated on March 2, 1970 under the laws of the state of Delaware and is a direct, wholly owned subsidiary of The Guardian Life Insurance Company of America, Inc. (“Guardian Life”); and

•

Guardian Life is a mutual life insurance company incorporated on July 10, 1860 under the laws of the state of New York. Guardian Life is the fourth largest U.S. mutual life insurance company based on statutory surplus as of December 31, 2022 according to peer data compiled by the NAIC.

Accordingly, GIAC is a wholly owned stock insurance company subsidiary of a mutual life insurance company, and it is therefore entitled to rely on Rule 7-02(b) to prepare its filed financial statements in accordance with SAP, notwithstanding anything to the contrary in the general rules set forth in Articles 1 through 4 of Regulation S-X.

We note that GIAC does not prepare GAAP financial statements or GAAP information for any purpose. Relatedly, in reliance on instructions to Forms N-4 and N-6, GIAC files SAP financial statements in connection with its registration statements on those forms (See Form N-4 Item 26(b), Instruction 1 and Form N-6 Item 28(b), Instruction 1).

For these reasons, the Company is permitted by Regulation S-X to rely on Rule 7-02(b) to prepare its filed financial statements in accordance with SAP. If you have any questions regarding this explanation, please contact Dodie Kent of Eversheds Sutherland (US) LLP at (212) 389-5080.

Very truly yours,

/s/ Patrick D. Ivkovich

Patrick D. Ivkovich

Senior Counsel

cc: Dodie Kent

Timothy Graves

2